MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES CO., LTD

88 Tongda Road, Touqiao Town

Guangling District, Yangzhou, 225000

People’s Republic of China

September 28, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and

Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Conlon Danberg and Ms. Margaret Schwartz

Re:	Meihua International Medical Technologies Co., Ltd.
Registration Statement on Form F-3, as amended (Registration No. 333-274194)
Request for Acceleration of Effectiveness

Acceleration Request

Requested Date:	September 29, 2023
Requested Time:	4:30 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Meihua International Medical Technologies Co., Ltd. (the “Registrant”) respectfully requests that the effective date of the Registration Statement on Form F-3 (File No. 333-274194) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:30 p.m. Eastern Time on September 29, 2023 or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

(i) should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Megan Penick, of Michelman & Robinson, LLP, at mpenick@mrllp.com or by telephone at 646-320-4104, with any questions and please notify us when this request for acceleration has been granted.

Sincerely,

By:	/s/ Xin Wang
Name:	Xin Wang
Title:	Chief Financial Officer

cc:	Megan J. Penick, Michelman & Robinson, LLP